Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 24, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of February 12, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 306 to its registration statement.  PEA 306 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on December 30, 2009, for the purpose of conforming the Trust’s prospectuses for its series, the ActivePassive Large Cap Growth Fund, the ActivePassive Large Cap Value Fund, the ActivePassive Small/Mid Cap Growth Fund, the ActivePassive Small/Mid Cap Value Fund, the ActivePassive International Equity Fund, the ActivePassive Emerging Markets Equity Fund, the ActivePassive Global Bond Fund, the ActivePassive Intermediate Taxable Bond Fund and the ActivePassive Intermediate Municipal Bond Fund (each a “Fund” and together the “Funds”) to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff of the U. S. Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment:  If the Funds plan to utilize the Summary Prospectus, please include the paragraph required by Form N-1A which notes that the Summary Prospectus incorporates the statutory prospectus and Statement of Additional Information by reference.

Response:  The Trust responds by stating that the Funds do not intend to utilize a summary prospectus, so no 497K filing will be made for the Funds.  Nevertheless, for your reference, the form of disclosure the Trust uses if a summary prospectus is to be used by a series of the Trust is as follows:

“Before you invest, you may want to review the Fund’s/Funds’ statutory prospectus(es) and statement of additional information, which contain more information about the Fund/Funds and its/their risks.  The current statutory prospectus(es) and statement of additional information dated [___________, 2010], are incorporated by reference into this Summary Prospectus. You can find the Fund’s/Funds’ statutory prospectus(es), statement of additional information and other information about the Fund/Funds online at http://www.[________________].  You can also get this information at no cost by calling 1-8XX-[XXX-XXXX] or by sending an email request to [_________@________.com].”

2.	Staff Comment: Please remove the paragraph at the bottom of the table of contents as it is not allowed per Form N-1A.

Response:  The Trust responds by removing the paragraph.

3.
Staff Comment: In the Summary Section – Annual Fund Operating Expenses table for each of the Funds, please add a ‘total’ line for “Other Expenses.”  Alternatively, please otherwise make it clear that the “Other Expenses” line includes the Shareholder Servicing Plan Fee amount.

Response:  The Trust responds by modifying the “Other Expenses” caption in the table to reflect “Other Expenses (includes Shareholder Servicing Plan Fees).”

4.
Staff Comment:  In each Fund’s Summary Section—Fund Fees and Expenses on page 1, please revise the last caption in the table to read: “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the final line of the Annual Fund Operating Expenses table adequately conveys the intent of the Staff.  Instruction 3(e) to Item 3 of Form N-1A allows for the mutual fund’s discretionary language in the caption, indicating that “The Fund should place these additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.) We therefore respectfully decline the comment, and offer recent 485B/497K filing examples from PIMCO, Jennison and J.P. Morgan that use the same language the Trust wishes to use.

5.
Staff Comment:  In each Fund’s footnote 2 to the Fund Fees and Expenses table, please disclose that the contractual expense limitation shall remain in effect for at least one year from the date of the Prospectus.

Response:  The Trust responds by modifying the second sentence of each Fund’s footnote 2 as follows:  “The expense limitation will remain in effect at least through February 28, 2011, and may be terminated only by the Trust’s Board of Trustees (the “Board”).”

6.	Staff Comment: In each Fund’s footnote 2 to the Fund Fees and Expenses table, please remove the second half of the footnote regarding recoupment.

Response:  The Trust has revised each footnote 2 as requested.

7.
Staff Comment:  In the Summary Section - Example paragraph for each Fund, please remove the reference to dividends and distributions being reinvested, as this is not referred to in the disclosure supplied in Form N-1A.

Response:  The Trust responds by removing the phrase “, that dividends and distributions are reinvested,” from the paragraph for each Fund.

8.
Staff Comment:  In the Summary Section – Principal Investment Strategies for the ActivePassive Large Cap Growth Fund, the ActivePassive Large Cap Value Fund, the ActivePassive Small/Mid Cap Growth Fund and the ActivePassive Small/Mid Cap Value Fund, please provide the current market capitalization range for each Fund’s applicable index.

Response:  The Trust responds by adding the appropriate form of the following disclosure to the Summary Section – Principal Investment Strategies for each applicable Fund, and updating Item 9, as follows:  “As of the most recent reconstitution, companies in the Russell _____ Index have market capitalizations ranging from $____ _illion to $_____ _illion.”

9.
Staff Comment:  In each Fund’s Summary Section – Principal Investment Strategies, please explain how individual securities are selected for the actively managed and passively managed portions of each Fund.

Response:  The Trust responds by adding the disclosure as requested.

10.	Staff Comment: In each applicable Fund’s Summary Section – Principal Investment Risks, please provide greater detail with respect to “non-diversification risk.”

Response:  The Trust responds by modifying the risk disclosure for each Fund as follows:

“Non-Diversification Risk.  The Fund has the ability to take larger positions in a smaller number of issuers than a diversified fund, which makes a fund more susceptible to financial, economic or market events impacting such issuers, and the Fund’s share price may be more volatile than the share price of a diversified fund.”

11.
Staff Comment:  In either the Summary Section – Principal Investment Strategies or the Item 9 disclosure for the ActivePassive International Fund, the ActivePassive Emerging Markets Equity Fund, and the ActivePassive Global Bond Fund, please disclose that each Fund invests in securities from at least three different countries, that at least 40% of each Fund’s assets are invested in foreign securities, and also disclose the test each Fund uses to determine whether a security is a foreign security.

Response:  The Trust responds by updating the Item 9 disclosure for each Fund to reflect the three prongs, if not already disclosed, as follows:

International Equity Fund
1.
Under normal conditions, the International Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of non-U.S. companies from at least three different countries or in mutual funds or ETFs that invest primarily in those equity securities.

2.	At least 40% of the Fund’s assets, whether invested directly in equity securities or through indirect investments in mutual funds and ETFs, are invested in foreign securities.
3.
The Fund primarily invests in securities of issuers domiciled in developed countries (except the United States), but may also invest in countries designated by the World Bank or the United Nations to be a developing country or an emerging market.

Emerging Markets Equity Fund
1.
Under normal conditions, the Emerging Markets Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies located in at least three different countries designated by the World Bank or the United Nations to be a developing country or an emerging market, such as most countries in Africa, Asia, Latin America and the Middle East or in mutual funds or ETFs that invest primarily in those equity securities.

2.	At least 40% of the Fund’s assets, whether invested directly in equity securities or through indirect investments in mutual funds and ETFs, are invested in foreign securities.
3.
Emerging market companies are those located in countries designated by the World Bank or the United Nations to be a developing country or an emerging market, such as most countries in Africa, Asia, Latin America and the Middle East.

Global Bond Fund
1.
Under normal conditions, the Global Bond Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in U.S. bonds and foreign bonds from at least three different countries, ~~(debt securities)~~ or in mutual funds or ETFs that invest primarily in those debt securities.

2.	At least 40% of the Fund’s assets, whether invested directly in bonds or through indirect investments in mutual funds and ETFs, are invested in foreign securities.
3.
Foreign bonds are those debt securities issued by foreign companies, which are determined to be “foreign” on the basis of an issuer’s domicile, its principal place of business, its primary stock exchange listing, the source of its revenues or other factors.

12.
Staff Comment:  In the Summary Section – Principal Investment Risks for the ActivePassive International Fund, the ActivePassive Emerging Markets Equity Fund and the ActivePassive Global Bond Fund, please disclose that “currency risk” is a principal risk for each of the Funds.  The “Foreign Investment Risk” disclosed in Item 9 includes currency risk disclosure.

Response:  The Trust responds by adding the following to each Fund’s Summary Section – Principal Investment Risks:

“Currency Risk.  Investments in foreign securities involve exposure to fluctuations in foreign currency exchange rates.  Such fluctuations may reduce the value of the Fund’s investment in a foreign security.”

13.
Staff Comment:  In the Summary Section – Principal Investment Strategies for the ActivePassive Intermediate Taxable Bond Fund, if applicable, please disclose that the Fund invests in foreign securities.

Response:  The Trust responds by modifying the last sentence in the first paragraph in the Summary Section – Principal Investment Strategies, and updating Item 9, as follows:

“The debt securities in which the Taxable Bond Fund may invest may include investment grade domestic and foreign corporate bonds, mortgage-related and other asset-backed securities and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities or actively managed mutual funds as well as passive investments in similar types of securities through mutual funds and ETFs.”

14.
Staff Comment:  In the Summary Section – Principal Investment Strategies for the ActivePassive Intermediate Taxable Bond Fund and the ActivePassive Intermediate Municipal Bond Fund, please disclose how each Fund’s investment strategy creates capital appreciation (which is identified as an objective for each Fund).

Response:  The Trust responds by adding the following sentence to each Fund’s Summary Section – Principal Investment Strategies and Item 9:  “Capital appreciation/depreciation occurs from price movements in securities from their original cost (unrealized appreciation/depreciation) and from sales of securities, as securities may not be held until maturity.”

15.
Staff Comment:  In the Summary Section – Principal Investment Risks for the ActivePassive Intermediate Taxable Bond Fund, please expand the risk disclosure relating to Mortgage- and Asset-backed Securities regarding prepayment risk.

Response:  The Trust responds by modifying the risk disclosure as follows:

“Mortgage- and Asset-Backed Securities Risk.  Mortgage- and Asset-Backed securities risk includes Market Risk, Interest Rate Risk, Credit Risk, Prepayment Risk (i.e., homeowners whose mortgages collateralize the securities held by the Fund~~s~~ may be able to prepay principal due on these mortgages, which could cause the Fund to reinvest the proceeds at lower yields) as well as the risk that the structure of certain mortgage-backed securities may make their reaction to interest rates and other factors difficult to predict, making their prices very volatile.  Under certain adverse market conditions, mortgage- and asset-backed securities may have more limited liquidity than usual.”

16.
Staff Comment:  In the “Summary Information about Purchases, Sales, Taxes and Financial Intermediary Compensation,” please note that Tax Information disclosure can only be combined at the end of the Summary Sections if the information is identical for all of the Funds represented in the Prospectus.  Please add appropriate Item 7 disclosure back into each Fund’s summary section.

Response:  The Trust responds by making the requested change.

17.
Staff Comment:  In the Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings section under “Management Style,” please clarify who makes the decision to buy and sell securities, noting whether sub-advisors are selecting and purchasing securities.  Please disclose generally the relationship between the Advisor and sub-advisors regarding investment decisions.

Response:  The Trust responds by updating the disclosure to clarify the roles of the Advisor and sub-advisors with respect to investment decisions.

18.
Staff Comment:  In the Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings section under “Management Style,” please copy the disclosure explaining what is meant by passive management into each Fund’s summary section.

Response:  The Trust responds by adding the following disclosure to each Fund’s Summary Section – Principal Investment Strategies:

“Passive management (also known as indexing) is a management approach based on mirroring an index’s performance.”

19.	Staff Comment: Please provide disclosure in each Fund’s summary section regarding the index that the passively managed portion of the Fund seeks to track, along with a brief definition of the index.

Response:  The Trust responds by adding a sentence immediately following the one provided in Response 18 in the form of the following:  “The passively managed portion of the Fund seeks to track the performance of the _________ Index.  The ________ Index measures the performance of _____________________________.”

20.
Staff Comment:  In the Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings section under “Management Style,” please define “traditional and real alpha measures” in plain English.

Response:  The Trust responds by adding the following sentence to the existing disclosure as follows:  “Traditional and real alpha measures are used over multiple time periods to determine where active management has added to performance.  “Traditional alpha” measures each investment’s relative performance compared to a broad market benchmark such as the MSCI EAFE Index for international equity securities.  “Real alpha” is the additional return truly stemming from the unique ability and skill set of the investment manager.  It is different from “traditional alpha” in that each investment’s relative performance is compared to a much narrower “best fit” or category benchmark.”

21.	Staff Comment: Please clarify which Funds are subject to REIT Securities Risk and if it is a principal risk for a Fund, please summarize the risk in the applicable Fund’s summary section.

Response:  The Trust responds by stating that REIT Securities Risk is a principal risk of the ActivePassive Small/Mid Cap Value Fund.  Accordingly, the following disclosure is added to the Summary Section – Principal Investment Risks section for the Fund:

“REIT Securities Risk.  The performance of equity and mortgage REITs depends on the performance of the portfolio investments of the REIT in real estate and/or mortgages.  Equity REITs may be affected by any changes in the value of the underlying property owned by the trusts.  Mortgage REITs may be affected by the quality of any credit extended and by special tax rules that apply to certain investments in securitized pools of mortgages.”

22.	Staff Comment: In “Management of the Funds – Portfolio Managers,” for each portfolio manager listed, please disclose each portfolio manager’s business experience during the past five years.

Response:  The Trust responds by adding the disclosure as requested.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust